EXHIBIT 21

KENT FINANCIAL SERVICES, INC.

SUBSIDIARIES

Name of Subsidiary	State of Incorporation

Asset Value Holdings, Inc.	Delaware

Asset Value Management, Inc.	Delaware

Cortech, Inc.	Delaware

Kent Educational Services, Inc.	Delaware

Kent Advisors, Inc. (Inactive)	New Jersey

Texas American Petrochemicals, Inc. (Inactive)	Texas

The Academy for Teaching and Leadership, Inc.	Delaware